SCHEDULE A
to the
INVESTMENT ADVISORY AGREEMENT
Dated July 14, 2016 between
ETF SERIES SOLUTIONS
and
CSAT INVESTMENT ADVISORY, L.P.,
d/b/a ACSI FUNDS

The Trust will pay to the Adviser as compensation for the Adviser's services rendered, a fee, computed daily at an annual rate based on the average daily net assets of the respective Fund in accordance with the following fee schedule:

Fund	Rate
American Customer Satisfaction Index ETF	0.65%
Brand Value ETF	0.65%

IN WITNESS WHEREOF, the parties hereto have caused this Schedule A to be signed on their behalf by their duly authorized officers as of April 27, 2017.
ETF SERIES SOLUTIONS, on behalf of each Fund listed on this Schedule A

By: /s/Michael D. Barolsky
Name: Michael D. Barolsky
Title: Vice President

CSAT INVESTMENT ADVISORY, L.P.

By: /s/Charles Ragauss
Name: Charles Ragauss
Title: Director of Product Management